Exhibit 99.2

EXECUTION VERSION

                             STOCK SUBSCRIPTION AGREEMENT dated as of October 15, 2025 (this “Agreement”), between Costamare Inc., a Marshall Islands corporation (the “Company”), and Konstantinos Konstantakopoulos (the “Stockholder”).

The Stockholder hereby subscribes for and offers to purchase, and the Company hereby accepts such offer and agrees to issue to the Stockholder, one thousand two hundred (1,200) shares of its Series F Preferred Stock, par value $0.0001 per share (the “Subscription Shares”), in a private sale (the “Private Placement”), in consideration of the payment by the Stockholder to it in the amount of $1,200.

The Company hereby represents and warrants to the Stockholder that:

(a)          this Agreement has been duly authorized, executed and delivered by the Company;

(b)          the Company has full right, power and authority to execute and delivery this Agreement and make the Private Placement and to perform its obligations hereunder and thereunder, and all action required to be taken for the due and proper authorization of this Agreement and the Private Placement and the consummation by the Company of the transactions contemplated hereby and thereby has been duly and validly taken; and

(c)          the Subscription Shares have been duly and validly authorized and, when issued and delivered against payment thereof as provided herein, will be duly and validly issued and fully paid and non-assessable, and not subject to any statutory pre-emptive or similar rights.

The Stockholder hereby represents and warrants to the Company that:

(a)          this Agreement has been duly executed and delivered by the Stockholder;

(b)          the Stockholder has full right and capacity to execute and deliver this Agreement and to perform his obligations hereunder, and all actions required to be taken for the due and proper execution and delivery of this Agreement by the Stockholder and the consummation by him of the transactions contemplated hereby has been duly and validly taken;

(c)          the Stockholder (i) is a sophisticated investor and has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits, rights and suitability of investing in the Subscription Shares and (ii) is able to bear the economic risks of an entire loss of his investment in the Subscription Shares; and

(d)          the purchase of Subscription Shares by the Stockholder pursuant to this Agreement will be for the Stockholder’s own account, and the Stockholder is not acquiring the Subscription Shares with a view to any distribution thereof in a transaction that would violate the U.S. Securities Act of 1933, as amended.

This Agreement may be executed in one or more counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

This Agreement shall be governed by, and construed in accordance with, the internal laws of the Marshall Islands without regard to principles of conflict of law.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date hereof.

COSTAMARE INC.,

By:	/s/ Gregory G. Zikos
	Name:	Gregory G. Zikos
	Title:	Chief Financial Officer

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos, as Stockholder

[Signature page to CMRE Stock Subscription Agreement]